

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 21, 2017

Jeffrey A. Cella
CF Fund II, LLC
5000 W. Tilghman Street, Suite 249
Allentown, PA 18104-9109

> **Re: CF Fund II, LLC**
> **Offering Statement on Form 1-A**
> **Filed August 25, 2017**
> **File No. 024-10732**

Dear Mr. Cella:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your offering statement as applicable to comply with the disclosures outlined in Securities Act Industry Guide 5. For example, see Item 8 of Industry Guide 5 on disclosure concerning prior performance. If you believe certain items of the guide are not applicable to your offering, please explain your basis for such belief. For further guidance, see Item 7(c) of Part II of Form 1-A and Securities Act Release No. 33-6900.

Offering Circular Cover Page

2.   In the second paragraph you disclose that the offering will terminate at the discretion of the parent company, Conquest Funding, Inc. (CFI) and that the offering "may be closed from time to time, on an as needed basis." Please note that pursuant to Rule 251(d)(3)(i)(F) of Regulation A, the securities may be offered or sold within three years from the initial qualification date. In addition, closing the offering on an as needed basis is suggestive that you may be conducting the offering on a delayed basis. As you

currently are not eligible to offer and sell the notes on a delayed basis, please revise your disclosures to remove such implications, and state that the offering will terminate at the earlier of three years from the date of qualification or at the discretion of CFI.

Summary of the Offering, page 6

3.   On page 7 you disclose that the notes will be subject to an automatic extension and renewal option electable at the sole and absolute discretion of the company. Please explain to us how the automatic renewal and extension of the notes will comply with Section 5 of the Securities Act of 1933, as amended, and why such renewal and extension would not constitute a delayed offering of these notes. For purposes of Rule 251(a)(1) of Regulation A, please tell us how these extensions and renewals will impact your calculation of the $20 million cap in offering proceeds raised within a 12 month period. We may have additional comments following the review of your response.

General Terms of the Notes and Offering, page 11

Interest Rate and Maturity Date, page 12

4.   Clearly disclose that, while the interest rate and term of each note will be determined by the company, the range of the interest rates will be no less than 5% and no greater than 10%, and that the terms of the notes will be between 6 and 36 months.

Delinquency and Default, page 13

5.   Please clearly disclose here circumstances that would constitute an event of default under the terms of the note.

Determination of Note Price, page 13

6.   You disclose that the company's ability to repay the notes "may be tied to its ability to invest in Loans and properties." Please expand your disclosure to better explain how the company's ability to repay the notes is affected by its ability to invest. Most importantly, your disclosure should clarify whether the repayment on the notes would be tied to the company's obtaining payments on specific loans or investments, or whether the notes represent general obligations of the company.

Exhibits

General

7.   Please revise section 2(g) of the Subscription Agreement and the legend at the top of the Promissory Note to remove the references to Section 4(2) of the Securities Act of 1933 as the exemption for this offering, as this offering is being made pursuant to Regulation A.

Jeffrey A. Cella
CF Fund II, LLC
September 21, 2017
Page 3

Exhibit 4 – Subscription Agreement

8.   Section 1(e) of the agreement provides that the purchaser's rights and responsibilities will be governed, among other things, by the terms and conditions of the Articles and Operating Agreement. In addition, Section 2(b) of the agreement requires a note purchaser to acknowledge that it has read and understood the Articles and Operating Agreement. As the noteholders are not members of the LLC, but simply unsecured creditors, it is unclear why their rights would be governed by the operating agreement. In addition, Section 2(b) appears to constitute an inappropriate disclaimer and should be removed. Please revise accordingly or otherwise advise.

9.   Section 6(g) of the agreement states that the promissory notes will be restricted securities. Please note that securities issued under Regulation A are not restricted securities under the federal securities laws. Please revise.

Exhibit 6 – Promissory Note

10.   The second paragraph in Section 1 states that the "Lender shall select the Interest Rate and Term" which appears inconsistent with your disclosures on page 12 of the offering circular.   Please explain or otherwise revise your promissory note to reflect your offering circular disclosures.

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Melissa L. Lucar, Esq.